March 29, 2017

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:                           Lannett Company, Inc.

Form 8-K dated February 1, 2017

Filed February 2, 2017

File No. 001-31298

Dear Mr. Rosenberg:

We are providing you with this letter in response to your March 16, 2017 comment letter to Lannett Company, Inc. (the “Company”).  For your convenience, we included your comment along with our corresponding response.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment

1.                                      We acknowledge your response to prior comment 1 of our February 22, 2017 letter.  Your revised presentation continues to be inconsistent with Question 102.10 of the Non-GAAP Compliance and Disclosures Interpretations.  Notwithstanding the combining of certain line items within operating expenses and within other income (loss) and the omission of basic per share and weighted average common shares as compared to your GAAP consolidated statement of operations, the presentation continues to be that of a full non-GAAP income statement.  We expect that, beginning with your next earnings release, you will exclude the full non-GAAP income statement and will include the following reconciliations:

•                  a reconciliation from the comparable GAAP measure to adjusted net income attributable to the Company; and

•                  a reconciliation from the comparable GAAP measure to adjusted earnings per diluted share.

Other non-GAAP measures, if any, should be reconciled in separate reconciliations consistent with the above.

The Company respectfully acknowledges the Staff’s comment and notes that the Company did not intend for its revised presentation to continue to be read as a non-GAAP income statement and had intended such revised presentation to provide investors with clear and consistent reconciliations of the Company’s GAAP to non-GAAP measures. The Company’s non-GAAP measures include, among others, Adjusted net income attributable to the Company, its components, as well as Adjusted earnings per diluted share. Notwithstanding the Company’s intentions, it will revise future filings to comply with Compliance & Disclosure Interpretations Question 102.10 by presenting separate reconciliations of each of its non-GAAP measures using the format attached as Exhibit A.  Exhibit A shows the planned format and displays results for the six months ended December 31, 2016 and 2015 for illustrative purposes.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
Chief Executive Officer

/s/ Martin P. Galvan
Vice President of Finance, Chief Financial Officer and Treasurer

LANNETT COMPANY, INC.

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION (UNAUDITED)

(In thousands, except share and per share data)

Six months ended December 31, 2016

	Net sales	Cost of sales	Amortization of intangibles	Gross Profit	Gross Margin Percentage	R&D expense	SGA expense	Acquisition and integration- related expenses	Restructuring expenses	Intangible asset impairment charges	Operating income	Other income (loss)	Income (loss) before income tax	Income tax expense (benefit)	Net income (loss)	Net income attributable to noncontrolling interest	Net income (loss) attributable to Lannett Company, Inc.	Diluted EPS (j)
GAAP Reported	332,503	145,974	16,624	169,905	51%	22,310	39,329	2,418	3,764	88,084	14,000	(44,542)	(30,542)	(9,340)	(21,202)	34	(21,236)	$(0.58)
Adjustments:
Depreciation on Fixed Assets step-up (a)	—	(1,740)	—	1,740		—	—	—	—	—	1,740	—	1,740	—	1,740	—	1,740
Amortization of Inventory step-up (b)	—	(1,938)	—	1,938		—	—	—	—	—	1,938	—	1,938	—	1,938	—	1,938
Amortization of intangibles (c)	—	—	(16,624)	16,624		—	(730)	—	—	—	17,354	—	17,354	—	17,354	—	17,354
Acquisition and integration-related expenses (d)	—	—	—	—		—	—	(2,418)	—	—	2,418	—	2,418	—	2,418	—	2,418
Restructuring expenses (e)	—	—	—	—		—	—	—	(3,764)	—	3,764	—	3,764	—	3,764	—	3,764
Intangible assets impairment charges (f)	—	—	—	—		—	—	—	—	(88,084)	88,084	—	88,084	—	88,084	—	88,084
Noncash interest (g)	—	—	—	—		—	—	—	—	—	—	10,273	10,273	—	10,273	—	10,273
Other (h)	—	—	—	—		—	(715)	—	—	—	715	—	715	—	715	—	715
Tax adjustments (i)	—	—	—	—		—	—	—	—	—	—	—	—	41,516	(41,516)	—	(41,516)

Non-GAAP Adjusted	332,503	142,296	—	190,207	57%	22,310	37,884	—	—	—	130,013	(34,269)	95,744	32,176	63,568	34	63,534	$1.69

(a)	Relates to depreciation of a fair value step-up in property, plant and equipment related to the acquisition of Kremers Urban Pharmaceuticals, Inc. (“KUPI”)
(b)	Relates to amortization of a fair value step-up in inventory related to the acquisition of KUPI
(c)	Relates to amortization of purchased intangible assets primarily related to the acquisitions of KUPI and Silarx Pharmaceuticals, Inc.
(d)	Relates to acquisition and integration-related expenses primarily related to the acquisition of KUPI
(e)	To exclude expenses associated with the 2016 Restructuring Plan
(f)	To exclude an impairment charge related to a certain intangible asset acquired as part of the KUPI acquisition
(g)	To exclude non-cash interest expense primarily associated with debt issuance costs
(h)	Primarily relates to separation expenses associated with a former employee
(i)	The tax effect of the pre-tax adjustments included at applicable tax rates
(j)	The weighted average share number for the six months ended December 31, 2016 is 36,754,828 and 37,630,069 for the GAAP and non-GAAP EPS calculations, respectively.

LANNETT COMPANY, INC.

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION (UNAUDITED)

(In thousands, except share and per share data)

Six months ended December 31, 2015

	Net sales	Cost of sales	Amortization of intangibles	Gross Profit	Gross Margin Percentage	R&D expense	SGA expense	Acquisition and integration- related expenses	Restructuring expenses	Intangible asset impairment charges	Operating income	Other income (loss)	Income before income tax	Income tax expense	Net income	Net income attributable to noncontrolling interest	Net income attributable to Lannett Company, Inc.	Diluted EPS (g)
GAAP Reported	233,492	80,619	3,801	149,072	64%	15,597	30,202	21,527	—	—	81,746	(11,997)	69,749	23,013	46,736	35	46,701	$1.25
Adjustments:
Amortization of Inventory step-up (a)	—	(5,900)	—	5,900		—	—	—	—	—	5,900	—	5,900	—	5,900	—	5,900
Amortization of intangibles (b)	—	—	(3,801)	3,801		—	(148)	—	—	—	3,949	—	3,949	—	3,949	—	3,949
Acquisition and integration-related expenses (c)	—	—	—	—		—	—	(21,527)	—	—	21,527	—	21,527	—	21,527	—	21,527
Noncash interest (d)	—	—	—	—		—	—	—	—	—	—	2,663	2,663	—	2,663	—	2,663
Other (e)	—	—	—	—		—	(4,606)	—	—	—	4,606	—	4,606	—	4,606	—	4,606
Tax adjustments (f)	—	—	—	—		—	—	—	—	—	—	—	—	12,860	(12,860)	—	(12,860)

Non-GAAP Adjusted	233,492	74,719	—	158,773	68%	15,597	25,448	—	—	—	117,728	(9,334)	108,394	35,873	72,521	35	72,486	$1.94

(a)	Relates to amortization of a fair value step-up in inventory related to the acquisition of KUPI
(b)	Relates to amortization of purchased intangible assets primarily related to the acquisitions of KUPI and Silarx Pharmaceuticals, Inc.
(c)	Relates to acquisition and integration-related expenses primarily related to the acquisition of KUPI
(d)	To exclude non-cash interest expense primarily associated with debt issuance costs
(e)	Primarily relates to separation expenses associated with former employees
(f)	The tax effect of the pre-tax adjustments included at applicable tax rates
(g)	The weighted average share number for the six months ended December 31, 2015 is 37,401,878 for both the GAAP and the non-GAAP EPS calculations.